July 5, 2016

via electronic filing
Megan Miller
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard Charlotte Funds, File No. 811-22619
Vanguard Convertible Securities Fund, File No. 811-04627
Vanguard Index Funds, File No. 811-02652
Vanguard Institutional Index Funds, File No. 811-06093
Vanguard International Equity Index Funds, File No. 811-05972
Vanguard Montgomery Funds, File No. 811-22114
Vanguard Ohio Tax-Free Funds, File No. 811-06083
Vanguard Quantitative Funds, File No. 811-04526
Vanguard Specialized Funds, File No. 811-03916
Vanguard STAR Funds, File No. 811-03919
Vanguard Tax-Managed Funds, File No. 811-07175
Vanguard Valley Forge Funds, File No. 811-58431
Vanguard Variable Insurance Funds, File No. 811-05962
Vanguard Wellington Fund, File No. 811-00121
Vanguard Windsor Funds, File No. 811-00834

Ms. Miller,

     The purpose of this letter is to respond to your comments, provided via telephone on June 3, 2016, regarding the Staff’s recent Sarbanes-Oxley review of certain filings of the above-listed registrants. Each comment is summarized below, followed by the response to the comment. This letter amends the previous response letter. The response to comment 12 was inadvertently omitted from the original letter.

     In connection with the registrants’ responses, as required by the Staff, each trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments, or changes to disclosure in response to Staff comments, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 1:	Certain amended filings did not include a cover page or explanatory note. Please explain why these filings were made. Please ensure going forward that you include a cover page or explanatory note with amended filings.

Response:	The amended N-CSR filing for Wellington Fund (Ascension #0000932471-15-006868)
was filed to include the appropriate version of PricewaterhouseCoopers’ “Report of
Independent Registered Public Accounting Firm” for Item 6 of the filing.

The amended N-SAR filing for Vanguard Specialized Funds (Ascension #0000932471-
16-013070) was filed to make revisions to Items 47, 72AA, and 72BB for Vanguard
Health Care Fund, a series of Vanguard Specialized Funds.

We will include a cover letter or explanatory note in the future.

Comment 2:	Please consider marking Form N-Q as unaudited.

Response:	We will indicate that future Form N-Q filings are unaudited.

Comment 3:	Form N-PX for Total International Stock Index Fund indicated there were three related submissions; however, there were five related submissions. Please explain why there were five related submissions.

Response:	The size of the submission necessitated that the original document be divided into three separate submissions. When a single filing needs to be broken down due to size constraints, we refer to any accession numbers in all subsequent filings. In this instance, parts 2 and 3 of the original document failed to show the accession numbers so the submissions were refiled to ensure the accession numbers were included. Thus, parts 2 and 3 were filed twice, resulting in five submissions rather than three.

Comment 4:	In the chart titled “People Who Govern Your Fund,” in Form N-CSR, please include addresses per instructions on Form N-1A.

Response:	We will include addresses in future filings.

Comment 5:	Please confirm if any funds executed any trades pursuant to Rule 17a-7 under the
Investment Company Act of 1940 (the “40 Act”). If so, please explain why disclosures were not included per ASC 850-10-50.

Response:	Certain of the funds executed interfund trades pursuant to Rule 17a-7 of the 40 Act. We evaluated the volume of such transactions, and determined that it was not material for disclosure in the financial statements. ASC 850-10-50-1 states that “Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.”

Comment 6:	Per ASC 210-20-55-14, in future N-CSR filings, please expand on collateral arrangements for those transactions treated under master netting or similar arrangements.
For example, please disclose whether collateral that is pledged or received is restricted or can be re-pledged, resold, or re-hypothecated.

Response:	We will expand on collateral arrangements for transactions treated under master netting or similar arrangements in future N-CSR filings.

Comment 7:	Please refer to guidance on ASC 946-225-50, which indicates gains or losses from in-
kind redemptions should be shown separately on the Statement of Operations. We noted
that this information was disclosed in the Notes to Financial Statements but not on the
Statement of Operations. Please explain.

Response:	We disclose the amount of net capital gains/losses from in-kind redemptions in the footnotes, and expand on the tax treatment of such capital gains/losses. We believe that having this information in one place provides the reader with better context.

Comment 8:	We did not see offsetting disclosures for some funds that invested in derivatives during the period. Do the funds have a materiality threshold for disclosing net amounts of derivatives exposure? If so, what is the threshold?

Response:	Yes, we employ a materiality threshold that is based on the value of the unrealized gain/loss on investments subject to a master netting agreement, as a percentage of net assets.

Comment 9:	Please explain how often fees payable to VGI for management, administration, marketing, and distribution are settled.

Response:	We generally make payments to VGI twice a month for investment advisory, corporate management, administrative, marketing, and distribution services. Note, however, that
VGI does not require reimbursement from a fund in the current period for certain costs of operations (as disclosed in the notes to the financial statements).

Comment 10:	Please consider updating the caption on the Statement of Operations to indicate that securities lending income is net. Also, please consider adding disclosure to the lending note to indicate whether the fund is entitled to dividend income on securities lent.

Response:	We will consider updating our caption to indicate that securities lending income is presented on a net basis and whether the fund is entitled to dividend income. Our footnote discloses that securities lending income represents fees charged to borrowers plus income earned on invested cash collateral, less expenses associated with the loan.
The fund is entitled to dividend income on a security that is on loan, and we will consider disclosing this.

Comment 11:	The Total International Bond Index Fund prospectus indicates that the fund offers
Institutional Plus shares; however, the Notes to Financial Statements do not refer to such shares. Please consider updating notes to indicate that Institutional Plus shares were not offered as of the period end.

Response:	The Total International Bond Index Fund does not presently offer Institutional Plus shares as the “Share Class Overview” disclosure in the new Institutional Select shares prospectus suggests. As such, we do not plan to update the Notes to Financial Statements in the annual report as suggested. We will remove the reference to Institutional Plus shares from the Institutional Select shares prospectus at the fund’s next annual update.

Comment 12:	For LifeStrategy Funds and all other funds with affiliated investments, please consider updating the caption on the Statement of Operations to indicate that income and capital gain distributions are from affiliated entities per Regulation S-X 210.6-071.

Response:	We will consider updating the caption on the Statement of Operations to indicate that income and capital gain distributions are from affiliated entities.

Comment 13:	For adjustable rate securities, please consider disclosing on the Schedule of Investments, a description of reference rate and spread and the end of period interest rate, or in a note to the Schedule of Investments, the end of period reference rate for each reference rate described in the schedule.

Response:	We identify securities on the Statement of Net Assets that have an adjustable rate and disclose the current coupon rate for such securities. We note that there is no requirement under U.S. GAAP or Regulation S-X to disclose a description of the reference rate and spread when a security has an adjustable rate.

Comment 14:	High Yield Bond Portfolio has sold protection on credit default swaps. Has the fund segregated assets to cover the full notional amount?

Response:	Yes, the fund has segregated assets to cover the full notional amount.

Comment 15:	In high yield funds (for example, High Yield Bond Portfolio), do any of the bonds pay
PIK? If so, please disclose the rate paid in-kind?

Response:	In our high yield funds, we had one security that paid PIK in 2013, however, it is no longer doing so. We note that there is no requirement under U.S. GAAP or Regulation S-
X to disclose the rate paid in-kind.

Please contact me at (610) 669-2153 with any questions or comments regarding the above responses.

Sincerely,

/s/Jaliya S. Faulkner

Jaliya S. Faulkner
Associate Counsel
The Vanguard Group, Inc.